UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 8, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated October 8, 2018, regarding the share buy-back transactions.

Istanbul, October 8, 2018

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, our company purchased a total of 924,000 shares at a price range of TRY 10.71 – 10.94 totaling TRY 9,998,426 on October 5, 2018. With this transaction, our ratio of shares in company’s capital have reached 0.576%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
05.10.2018	Buy	18,830	10.71	201,669	11,757,442	0.534%	11,776,272	0.535%
05.10.2018	Buy	61,170	10.72	655,742	11,776,272	0.535%	11,837,442	0.538%
05.10.2018	Buy	32,872	10.73	352,717	11,837,442	0.538%	11,870,314	0.540%
05.10.2018	Buy	50,000	10.74	537,000	11,870,314	0.540%	11,920,314	0.542%
05.10.2018	Buy	30,000	10.75	322,500	11,920,314	0.542%	11,950,314	0.543%
05.10.2018	Buy	74,628	10.76	802,997	11,950,314	0.543%	12,024,942	0.547%
05.10.2018	Buy	35,000	10.77	376,950	12,024,942	0.547%	12,059,942	0.548%
05.10.2018	Buy	57,500	10.78	619,850	12,059,942	0.548%	12,117,442	0.551%
05.10.2018	Buy	15,000	10.79	161,850	12,117,442	0.551%	12,132,442	0.551%
05.10.2018	Buy	40,000	10.8	432,000	12,132,442	0.551%	12,172,442	0.553%
05.10.2018	Buy	38,144	10.81	412,337	12,172,442	0.553%	12,210,586	0.555%
05.10.2018	Buy	15,000	10.82	162,300	12,210,586	0.555%	12,225,586	0.556%
05.10.2018	Buy	36,856	10.83	399,150	12,225,586	0.556%	12,262,442	0.557%
05.10.2018	Buy	2,584	10.84	28,011	12,262,442	0.557%	12,265,026	0.558%
05.10.2018	Buy	57,062	10.85	619,123	12,265,026	0.558%	12,322,088	0.560%
05.10.2018	Buy	55,000	10.86	597,300	12,322,088	0.560%	12,377,088	0.563%
05.10.2018	Buy	57,983	10.87	630,275	12,377,088	0.563%	12,435,071	0.565%
05.10.2018	Buy	38,481	10.88	418,673	12,435,071	0.565%	12,473,552	0.567%
05.10.2018	Buy	75,771	10.89	825,146	12,473,552	0.567%	12,549,323	0.570%
05.10.2018	Buy	10,484	10.9	114,276	12,549,323	0.570%	12,559,807	0.571%
05.10.2018	Buy	30,500	10.91	332,755	12,559,807	0.571%	12,590,307	0.572%
05.10.2018	Buy	55,623	10.92	607,403	12,590,307	0.572%	12,645,930	0.575%
05.10.2018	Buy	10,000	10.93	109,300	12,645,930	0.575%	12,655,930	0.575%
05.10.2018	Buy	25,512	10.94	279,101	12,655,930	0.575%	12,681,442	0.576%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 8, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: October 8, 2018	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer (Acting)